VOCALTEC ANNOUNCES FOURTH QUARTER RESULTS
           Loss continues to narrow on relatively stable revenues


HERZLIA, Israel, January 24, 2002 - VocalTec Communications Ltd.
(NASDAQ:VOCL) (VocalTec) today reported results for the fourth quarter and full year ended December 31, 2001.

Revenues for the fourth quarter of 2001 were $5.7 million, representing a sequential decline of 5% and a decline of 53% from the fourth quarter of 2000. The net loss from continuing operations was $4.2 million in the fourth quarter compared with $6.2 million in the third quarter of 2001 and $2.6 million in the fourth quarter of 2000. Excluding restructuring costs of $225,000 and a $941,000 gain on the sale of ITXC shares, the net loss from continuing operations for the fourth quarter was $4.9 million.

Net loss in the fourth quarter of 2001 was $4.2 million, or $0.35 per share, compared with net loss of $4.4 million, or $0.36 per share in the same period of 2000.

Commenting on the quarter, Dr. Elon Ganor, Chairman and CEO of VocalTec stated, "Despite the extremely cautious spending environment, our revenues remain stable. We are continuing to manage the company for the long term and have sharpened our focus both strategically and operationally. This includes continued emphasis on cost reduction and allocation of resources, and to this end we have decided to cap our investment in Surf&Call."

With respect to Surf&Call, the voice-enhanced Web-enabled call center solution, The Company intends to pursue a sale or a carve out as an independent company with VocalTec as a minority holder.

"In the fourth quarter we continued to expand our relationship with key customers, supporting ITXC in their further penetration into Mexico and their expansion into Latin America in response to deregulation," remarked Ira Palti, Chief Operating Officer. "We also signed important new distribution agreements in Europe and the Far East, and continued to focus on key customers in those regions."

"With respect to our new VocalTec Softswitch Architecture Series 3000," continued Palti, "we have one major trial under way and expect to participate in others beginning this quarter. However, we do not expect to see deployments until the end of the year. We are still pushing toward profitability; but, with continued poor visibility and the resources required to participate in carrier trials, it is unlikely that we will report an operating profit this year, unless overall demand is better than we currently expect.

Net cash burn in the fourth quarter was $3.8 million after the proceeds of the sale of 180,000 shares of ITXC Corp. As of December 31, 2001, the company had $18.4 million in cash (including cash equivalents and short term deposits), and held 4.6 million shares of ITXC Corp. Dr. Ganor commented, "We consider this a long term investment; however we intend to gradually reduce our holdings in ITXC by selling a small percentage of our shares each quarter."

VocalTec also indicated that it may be characterized under the U.S. Internal Revenue Code as a passive foreign investment company for 2001. If, after completion of the relevant analyses, VocalTec is so characterized, this designation could have significant tax implications for U.S. persons who held VocalTec shares during 2001. VocalTec noted that there are certain elections that can be made to mitigate the effects of this designation and the Company urges those to whom this applies to consult with their tax advisors and be prepared to take appropriate action once the Company determines its final status for 2001.


About VocalTec

VocalTec Communications Ltd. (NASDAQ: VOCL) is a world leader in providing software-driven solutions for the deployment of next-generation, IP-based international and long-distance telephony networks and related enhanced services. Racking up more years of Voice Over Internet Protocol (VOIP) experience than anyone else in the industry with carriers such as Verizon, Deutsche Telekom, NTT Communications, Marconi, ITXC and the China Telecom PTAs, VocalTec is renowned for its highly intelligent routing and business powering enhanced services. VocalTec's multiple services solutions include International and Long-Distance Calling, Voice VPN, Calling Card, Exchange Carrier, Voice over PC and Voice-enhanced E-Commerce and are commercially deployed in over 100 countries.

VocalTec recently introduced its award winning VocalTec Softswitch Architecture Series 3000(TM). The VocalTec Softswitch Architecture is a modular, open, standards-based multi-protocol platform that unifies and harnesses the power of proven and emerging VoIP technologies, including SIP, MGCP and H.323.

Learn more about our products and solutions at www.vocaltec.com

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


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